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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                             (Amendment No._____)*


                                Rich Coast Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         $0.001 Par Value Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  762876 10 0
                        ------------------------------
                                 (CUSIP Number)

                               January 10, 1996
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 762876 10 0
           ------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.                      Alan Moore
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          SSN: ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                                                925,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                                                    25,000 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                                                                925,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                                                 25,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                                                                950,000 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

                                                                          9.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

          IN
------------------------------------------------------------------------------

Item 1.

     (a)  Name of Issuer

     (b)  Address of Issuer's Principal Executive Offices

          10200 Ford Road
          Dearborn, MI 48126

Item 2.

     (a) The name of the filing person is Alan Moore.

     (b) The principal business office of Mr. Moore is:

         P.O.Box 740725
         Dallas, Texas 75374

     (c) Mr. Moore is a U.S. citizen.

     (d) The title of class of securities is $0.001 Par Value Common Stock.

     (e) The CUSIP number is 762876 10 0.

Item 3.  Designation of filing person if statement is filed pursuant to
         (S)(S)240.13d-1(b) or 240.13d-2(b) or (c)

         N/A

Item 4. Ownership.

     (a) Alan Moore beneficially owns 950,000 shares of the $0.001 Par Value Common Stock ("Common Stock") of the Issuer. This includes 925,000 shares underlying a presently exercisable option beneficially owned by Alan Moore d/b/a Red Oak Capital. This also includes 25,000 shares held by Capital Red Oak Partners, a Texas corporation of which Mr. Moore is President. Mr. Moore owns 99.75% of the outstanding capital stock of Capital Red Oak Partners.

     (b) As of the date of this Schedule 13G, Mr. Moore owns approximately 9.6% of the outstanding shares of the Common Stock of the Issuer.

     (c) The number of shares as to which Mr. Moore has:

         (i)   Sole power to vote or to direct the vote:         925,000 shares

         (ii)  Shared power to vote or to direct the vote:        25,000 shares

         (iii) Sole power to dispose or to direct the            925,000 shares
               disposition of:

         (iv)  Shared power to dispose or to direct the           25,000 shares
               disposition of:

Item 5.  Ownership of Five Percent or Less of a Class

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Other than Mr. Moore, the only person known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered in this Schedule 13G is the 0.25% shareholder of Capital Red Oak Partners (see Item 4(a)). Capital Red Oak Partners beneficially owns 25,000 shares of the Common Stock of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

         N/A

Item 8.  Identification and Classifications of Members of the Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A


Item 10. Certification for statements filed pursuant to (S)240.13d-1(b) or
         (S)240.13d-1(c)

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 2000.



                                                  /s/ Alan Moore
                                                  ------------------------------
                                                  Alan Moore